GPG Invest, LLC.?
16192 Coastal Highway
Lewes, Delaware 19958



August?9, 2022
VIA EDGAR
Securities and Exchange Commission?
Division of Corporation Finance
100 F Street, NE?
Washington, D.C. 20549?
Attention: J. Elizabeth Packebusch

Filer CIK number: 	0001941492
File number:		000-56465
?

Re:
GPG Invest, LLC.?

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Registration Statement on Form 10-12G (File No. 000-56465)?

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Application for Withdrawal?
Ladies and Gentlemen:?
GPG Invest LLC (the ?Company?) hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the ?Commission?) on August?8, 2022 and has not yet been declared effective by the Commission.? The Company also erroneously filed the withdrawal request as another
Form 10-12G on August 10, 2022.
The Company is requesting withdrawal of both the abovementioned
Registration Statement and the Withdrawal request, due to the provisions of Section?12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Commission staff (the ?Staff?) has not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff?s review.?
?

Sincerely,



Eduard Vasilyev
Director